FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of March, 2005

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:


                                Yes _______        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The press release attached as Exhibit 10.1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration
No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on
Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

   Press release: Orckit Sets Record and Ex-Dividend Dates for Three-for-One
                  Stock Split, dated March 29, 2005. .




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Orckit Communications Ltd.
                                                     (Registrant)

Date: March 29, 2005                           By: /s/ Adam M. Klein
                                              -----------------------
                                              Adam M. Klein for Izhak Tamir,
                                              pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number    Description of Exhibit

     10.1 Press release: Orckit Sets Record and Ex-Dividend Dates for Three-for-One Stock Split, dated
                  March 29, 2005.

                                                                 [ORCKIT LOGO]


     Orckit Sets Record and Ex-Dividend Dates for Three-for-One Stock Split

TEL AVIV, Israel, March 29, 2005 -- Orckit Communications Ltd. (Nasdaq: ORCT) today announced that it has set Monday, April 4, 2005 as the record date for the previously announced three-for-one stock split of its Ordinary Shares.

Shareholders of record at the close of business on April 4, 2005 will receive two additional Ordinary Shares for each Ordinary Share held for no consideration. The ex-dividend date for purposes of trading of the Ordinary Shares on the Nasdaq National Market and the Tel Aviv Stock Exchange (TASE) will be April 5, 2005.

It is expected that certificates for the additional shares will be distributed by the Company's U.S. transfer agent, American Stock Transfer & Trust Company, on or about April 13, 2005.

As previously announced, the stock split is subject to the approval by the Company's shareholders of an increase in the Company's authorized share capital, which approval is being sought at a shareholders meeting to be held on March 31, 2005.


About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM-100 metro optical transport solution, based on RPR and MPLS technologies, delivering packet transmission services in the metro area


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States
Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.